FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 25th of July, 2006

msystems Ltd.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

This Form 6-K/A is incorporated by reference into our Registration Statements on Form S-8 and Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-127467, Registration No. 333-126774 and Registration No. 333-129291).

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EXPLANATORY NOTE

This Amendment is being furnished by us, as an amendment to (1) the Report on Form 6-K/A we furnished with the Securities and Exchange Commission (the "Commission") on April 20, 2006 (the "April 6-K/A"), to provide a revised unaudited pro forma condensed combined statement of income for the year ended December 31, 2004 and (2) the Report on Form 6-K furnished with the Commission on May 18, 2006 (the "May 6-K"), to provide a revised unaudited pro forma condensed combined statement of income for the year ended December 31, 2005, in each case, to give effect to the restatement of our financial statements as of December 31, 2004 and 2005 and for each of the years in the three-year period ended December 31, 2005 to recognize primarily non-cash stock-based compensation expense which are not previously accounted for in our previously issued financial statements.  Our financial information and unaudited pro forma condensed financial statements set forth in the April 6-K/A and the May 6-K should no longer be relied upon.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

msystems Ltd.
(Registrant)
Date:	July 25, 2006	By:	/s/Donna Gershowitz
		Title:	VP, General Counsel

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENT

On November 14, 2005, msystems Ltd. (the "Company" or "msystems") acquired all the outstanding shares of Microelectronica Española S.A.U. ("MEE"), a Spanish corporation, which develops, manufactures and sells smart cards for the mobile and banking markets, for an aggregate net purchase price of $75.0 million. A description of this transaction is set forth in Note 1e to our audited consolidated financial statements for the year ended December 31, 2005, included in our Annual Report on Form 20-F for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission on July 17, 2006.

The following unaudited pro forma condensed combined statements of income have been prepared to give effect to the acquisition of all of the outstanding shares of MEE by  the Company under the purchase method of accounting, after giving effect to the pro forma adjustments described in the accompanying notes.

The following unaudited pro forma condensed combined statements of income combine the historical restated statements of income of the Company and statements of income of MEE. The unaudited pro forma condensed combined statements of income for the years ended December 31, 2005 and 2004 give effect to the acquisition as if it had occurred on January 1, 2005 and 2004, respectively.

The unaudited pro forma condensed combined statements of income do not necessarily and should not be assumed to be an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. Integration costs are not included in the accompanying unaudited pro forma condensed combined statements of income. The unaudited pro forma condensed combined statements of income should be read in conjunction with the respective historical financial statement and the notes thereto of each of the Company and MEE. The pro forma adjustments are based on available financial information and certain estimates and assumptions that the Company believes are reasonable and that are set forth in the notes to the unaudited pro forma condensed combined statements of income.

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msystems Ltd.

Unaudited Pro Forma Condensed Combined Statements of Income

For the year ended December 31, 2005

(U.S. dollars in thousands, except share and per share data)

	msystems	MEE	Adjustments	Note	Pro forma
	For the year ended December 31, 2005	For the period from January 1, 2005 to November 14, 2005			For the year ended December 31, 2005

	As restated (*)				Revised
Revenues	$ 614,983	$ 22,820			$ 637,803

Costs and expenses:

Costs of goods sold	462,427	13,698	328	(1a)	476,453
Research and development, net	38,417	1,913	-		40,330
Selling and marketing	35,964	1,004	1,166	(1a)	38,134
General and administrative	12,816	1,619	-		14,435
In-process research and development write off	2,460	-	(2,460)	(1b)	-

Total costs and expenses	552,084	18,234	(966)		569,352

Operating income	62,899	4,586	966		68,451
Financial and other income, net	15,013	2,484	(2,702)	(1c)	14,795
Income before taxes on income	77,912	7,070	(1,736)		83,246
Taxes on income	(156)	(1,649)	574	(1d)	(1,231)

Income after taxes on income	77,756	5,421	(1,162)		82,015
Equity in losses of an affiliate	(3,146)	-	-		(3,146)
Minority interest in earnings of a subsidiary	(26,236)	-	-		(26,236)
Net income	$ 48,374	$ 5,421	$ (1,162)		$ 52,633

Basic net earnings per share	$ 1.34				$ 1.46

Diluted net earnings per share	$ 1.20				$ 1.31

Weighted average number of Ordinary shares used in Computing basic net earnings per share	36,164,979				36,164,979

Weighted average number of Ordinary shares used in Computing diluted net earnings per share	40,838,695				40,838,695

(*) A description of the restatement is set forth in Note 1f to the Company`s consolidated financial statements for the year ended December 31, 2005, included in the Company`s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 17, 2006.

See Notes to Unaudited Pro forma Condensed Combined Statements of Income

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msystems  Ltd.

Unaudited Pro Forma Condensed Combined Statements of Income

For the year ended December 31, 2004

(U.S. dollars in thousands, except share and per share data)

	msystems	MEE	Adjustments	Note	Pro forma
	For the year ended December 31, 2004	For the year ended December 31, 2004			For the year ended December 31, 2004

	As restated (*)				Revised
Revenues	$ 416,560	$ 32,911			$ 449,471

Costs and expenses:

Costs of goods sold	303,529	20,046	373	(1a)	323,948
Research and development, net	25,895	1,198	-		27,093
Selling and marketing	32,702	1,966	1,331	(1a)	35,999
General and administrative	7,630	1,395	-		9,025

Total costs and expenses	369,756	24,605	1,704		396,065

Operating income	46,804	8,306	(1,704)		53,406
Financial and other income, net	4,103	(962)	(1,438)	(1c)	1,703
Income before taxes on income	50,907	7,344	(3,142)		55,109
Taxes on income	-	(1,322)	596	(1d)	(726)

Income after taxes on income	50,907	6,022	(2,546)		54,383
Minority interest in earnings of a subsidiary	(30,378)	-	-		(30,378)
Net income	$ 20,529	$ 6,022	$ (2,546)		$ 24,005

Basic net earnings per share	$ 0.60				$ 0.70

Diluted net earnings per share	$ 0.56				$ 0.66

Weighted average number of Ordinary shares used in Computing basic net earnings per share	34,195,642				34,195,642

Weighted average number of Ordinary shares used in Computing diluted net earnings per share	36,347,941				36,347,941

(*) A description of the restatement is set forth in Note 1f to the Company`s consolidated financial statements for the year ended December 31, 2005, included in the Company`s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 17, 2006.

See Notes to Unaudited Pro forma Condensed Combined Statements of Income

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Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1:

The pro forma condensed combined statements of income for the year ended December 31, 2005 and 2004 include the adjustments necessary to give effect to the acquisition as if it had occurred on January 1, 2005 and January 1, 2004, respectively.

(a) Amortization of intangible assets established as part of the purchase price allocation in connection with the acquisition of MEE. Intangible assets are amortized on a straight-line basis over their estimated useful lives of 5-10 years (see Note 2 below).

(b) Elimination of in-process research and development write-off.

(c) Elimination of interest income on msystems` cash, cash equivalents and marketable securities used as the consideration in the acquisition. The interest income was calculated by multiplying the consideration paid by approximately 3.6% and 2.0%, which were the average return rates on the Company's cash and marketable securities investments during the period from January 1, 2005 to the date of acquisition of MEE (November 14, 2005), and during the year ended December 31, 2004, respectively.

(d) Tax effect of the amortization of intangible assets acquired.

Note 2:

Amortization of acquired intangible assets is calculated using the following estimated useful lives:

Weighted Average Amortization Period In Years
Customer relationships	6.9
Trade name	10
Technology	5

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